

SECUR**12011143**N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 23936

36373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011   AND ENDING DECEMBER 31, 2011

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETER R. MACK & CO., INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

19 EAST 71st STREET

(No. and Street)

NEW YORK   N.Y.   10021

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER R. MACK   212-744-3939

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN

(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE   NEW YORK   N.Y.   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 4 2012
REGISTRATIONS BRANCH
09

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___PETER R. MACK_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___PETER R. MACK & CO., INC._____ . _____ , as of ___DECEMBER 31_____ , 20__11____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NO EXCEPTIONS_____

Signature

Notary Public

·PRESIDENT
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
   Peter R. Mack & Co., Inc.

   We have audited the accompanying statement of financial condition of Peter R. Mack & Co., Inc. (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Peter R. Mack & Co., Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

February 9, 2012

PETER R. MACK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$	3,006
Receivable from clearing broker (Note)		98,740
Securities owned, at market value (Note)		19,209
Loan receivable from stockholder		48,529
Other assets		19,867
TOTAL ASSETS	$	189,351

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,925
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding	$	35,000
Additional paid-in capital		166,625
Deficit	(	22,199)
TOTAL STOCKHOLDER'S EQUITY		179,426
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	189,351

PETER R. MACK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. General

   Peter R. Mack & Co., Inc. (the "Company") is a securities broker-dealer and is registered with the Securities and Exchange Commission and a member of the Financial Industry Regulation Authority and Securities Investor Protection Corporation.

   The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

2. Summary of Significant Accounting Policies

   Revenue Recognition

   Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

   Financial Instruments

   Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

   Financial instruments are recorded at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*.

   Property and Equipment

   Property and Equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years.

   Income Taxes

   The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax.

PETER R. MACK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Income Taxes - Continued

The stockholder is required to report separately his distributive share of the Company's income or loss to Federal and state tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposed, and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Fair Value Measurements

SFAS No. 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

PETER R. MACK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

Fair Value Measurements – Continued

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, such as matrix pricing of fixed income securities.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The following table summarizes the valuation of the Company's investments by the SFAS No. 157 fair value hierarchy as described above as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Stocks	$ 19,209	$ -	$ -	$ 19,209

4. Receivable from Broker-Dealer

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. In addition, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash or appropriate collateral in the amount of $50,000.

5. Loans Receivable, Stockholder

The Company has made advances to its sole shareholder/officer totaling $48,529. The advances are non-interest bearing and due on demand.

---

6. Lease

    In February 2011, the Company signed a new lease agreement, expiring February 2012, for its office space for an additional year. Future minimum rental payments are as follows:

    Year Ended December 31,

    2012 $ 13,000

    Rent expense for the year ended December 31, 2011 was $78,000.

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

    The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

    The Company seeks to control off-balance-sheet risk by market value of securities held in compliance with regulatory and internal guidelines.

    The Company transacts its business with customers located throughout the United States.

8. Net capital

    The Company, is subject to the Securities & Exchange Commission Uniform Net capital Rule 15C3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital and aggregate indebtedness of $107,021 and $9,925 respectively. The net capital ratio was .0927 or 9.27% compared to a maximum allowable percentage of 1,500%. Net capital exceeded requirements by $102,021.

9. Annual report

    Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 19 East 71th Street, New York, N.Y. 10021 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

TEL. 212-689-4871
FAX 212-689-4843

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A
BROKER - DEALER CLAMING AN EXEMPTION FROM SEC. RULE 15C3-3

To the Board of Directors
Peter R. Mack & Co., Inc.

In planning and performing our audit of the financial statements of Peter R. Mack &
Co., Inc. (the "Company"), as of and for the year ended December 31, 2011, in
accordance with auditing standards generally accepted in the United States of
America, we considered the Company's internal control over financial reporting as
a basis for designing our auditing procedures for the purpose of expressing our
opinion on the financial statements, but not for the purposes of expressing an
opinion on the effectiveness of the Company's internal control. Accordingly, we do
not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission
(SEC), we have made a study of the practices and procedures followed by the Company
including consideration of control activities for safeguarding securities. This
study included tests of such practices that we considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance
with exemptive provisions of Rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to
customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8
   of Federal Reserve Regulation T of the Board of Governors of the Federal
   Reserve System

The management of the Company is responsible for establishing and maintaining
internal control and practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the preceding paragraph
and to assess whether those practices and procedures can be expected to achieve the
SEC's above-mentioned objectives. Two of the objectives of internal control and
the practices and procedures are the provide management with reasonable but not
absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation if registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

February 9, 2011